[HOGAN & HARTSON L.L.P. LETTERHEAD]

November 14, 2005

via EDGAR and facsimile at (202) 772-9203

Original to follow by Federal Express

Celeste M. Murphy, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 0409

Washington, DC 20549

Re:	MGI Pharma, Inc.
Schedule TO-I filed October 20, 2005
Staff Comment Letter dated November 2, 2005
SEC File No. 005-33822

Dear Ms. Murphy:

On behalf of MGI Pharma, Inc. (the “Company” or “MGI Pharma”), we are providing the Company’s response to the comments in the staff’s letter dated November 2, 2005.

For the convenience of the staff, each of the comments is set out in italic font immediately preceding the corresponding response.

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Comment 1. Summary Term Sheet, page 1:

Please revise your characterization of the information in the summary as “not complete.” The summary term sheet must describe the most material terms of the proposed transaction. The summary sheet must provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. Such summary may not be characterized as incomplete.

Celeste M. Murphy, Esq.

Special Counsel

November 14, 2005

Response:

The Company will amend the Summary Term Sheet in the Offer to Purchase to remove the reference to the disclosure being “not complete.”

Comment 2. Forward-Looking Statements, page 6:

The safe harbor for forward-looking statements in the Private Securities Litigation reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. Therefore, your reference to the defined term “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 is inappropriate.

Response:

The Company will delete the reference to the defined term “forwarding-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and will amend and restate the first and second paragraph of the Section titled “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” without reference to the Private Securities Litigation Reform Act of 1995.

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As the staff has requested, I confirm to you that the Company acknowledges that:

•	Filers are responsible for the adequacy and accuracy of disclosures in filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	Filers may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *        *        *

Celeste M. Murphy, Esq.

Special Counsel

November 14, 2005

If you have any questions or would like further information concerning the Company’s response to your letters, please do not hesitate to contact me at (410) 659-2741, or William Intner at (410) 659-2778. Thank you for your consideration.

Sincerely,

/s/ MICHAEL J. SILVER
Michael J. Silver